The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

August 18, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The ~~Chuo~~ Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 1ST QUARTER OF FISCAL YEAR 2004 <CONSOLIDATED>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department

Mitsui Trust Holdings, Inc.

Business Results for the 1st Quarter of Fiscal Year 2004 <Consolidated>

33-1, Shiba 3-chome , Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
President : Kiichiro Furusawa

1.Criteria for Presentation of Quarterly Financial Statements

①Adoption of simplified accounting methods : None

②Changes in the accounting methods from the ones applied in the previous year
See note 2. of consolidated quarterly balance sheet.

③Changes in the scope of consolidation and application of the equity method : None

2.Business Results for the 1st Quarter of Fiscal Year 2004 (from April 1, 2004 to June 30, 2004)

(1)Business Results <Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Quarter FY2004	127,912	-	27,782	-	15,611	-
1st Quarter FY2003	-	-	-	-	-	-
FY2003	516,186		105,361		50,786	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Quarter FY2004	18.97	8.70
1st Quarter FY2003	-	-
FY2003	55.55	28.34

Note: Since this is the first quaterly disclosure of results of operations, comparisons with the first quarter of the last fiscal year are not provided.

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
1st Quarter FY2004	13,076,043	461,789	3.5	35.89
1st Quarter FY2003	-	-	-	-
FY2003	12,753,758	463,311	3.6	31.36

3. Estimate for This Fiscal Year (from April 1, 2004 to March 31, 2005)

With regard to the estimates for the interim and full fiscal year, there are no changes in the estimated figures announced on May 24, 2004.

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

(Banking Account) (yen in millions)

	As of June 30, 2004	As of March 31, 2004
Assets		
Cash and Due from Banks	343,931	521,812
Call Loans and Bills Bought	34,442	17,068
Receivables under Securities Borrowing Transactions	36,449	34,427
Monetary Claims Bought	60,536	54,746
Trading Assets	48,742	21,104
Money Held in Trust	16,763	16,952
Investment Securities	3,813,931	3,585,945
Loans and Bills Discounted	7,387,754	7,189,953
Foreign Exchanges	991	6,713
Other Assets	450,720	512,614
Premises and Equipment	229,251	234,532
Deferred Tax Assets	273,857	280,662
Customers' Liabilities for Acceptances and Guarantees	475,774	376,592
Reserve for Possible Loan Losses	-97,104	-99,365
Total Assets	**13,076,043**	**12,753,758**
Liabilities		
Deposits	8,727,074	8,900,541
Negotiable Certificates of Deposit	221,800	215,530
Call Money and Bills Sold	359,920	318,017
Payables under Repurchase Agreements	199,994	—
Payables under securities Lending Transactions	605,794	418,182
Trading Liabilities	4,188	4,298
Borrowed Money	324,947	341,996
Foreign Exchanges	237	28
Bonds and Notes	138,460	138,375
Convertible Bonds and Notes	456	466
Payable to Trust Account	1,301,384	1,343,100
Other Liabilities	136,803	116,543
Reserve for Bonuses	30	2,993
Reserve for Retirement Benefits	1,391	1,418
Reserve for Expenses Related to EXPO 2005 Japan	56	45
Deferred Tax Liabilities	5,586	3,950
Acceptances and Guarantees	475,774	376,592
Total Liabilities	**12,503,901**	**12,182,080**
Minority Interests in Consolidated Subsidiaries		
Minority Interests in Consolidated Subsidiaries	**110,352**	**108,367**
Stockholders' Equity		
Common and Preferred Stock	261,467	261,462
Capital Surplus	126,092	125,802
Retained Earnings	83,017	74,732
Land Revaluation Excess	-14,736	-14,736
Net Unrealized Gains on Securities Available for Sale	7,160	17,652
Foreign Currency Translation Adjustments	-731	-796
Treasury Stock	-479	-806
Total Stockholders' Equity	**461,789**	**463,311**
Total Liabilities , Minority Interests in Consolidated Subsidiaries and Stockholders' Equity	**13,076,043**	**12,753,758**

<Note>1.Amounts less than one million yen are omitted.

2.Prior to April 1, 2004, the total amounts of trust fee income and corresponding trust cost relative to individual pension or security trust agreements were recorded on a closing date basis. Effective April 1, 2004, the consolidated banking subsidiaries changed their method of accounting for trust fee income and cost to an accrual basis. This will provide a more rational basis for the calculation of income and cost. Due to this change, net income increased by 1,779 million yen for the 1st quarter of Fiscal Year 2004.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income (Unaudited)

(Banking Account) (yen in millions)

	1st Quarter FY2004	FY2003
Ordinary Income	**127,912**	**516,186**
Trust Fees	25,379	84,211
Interest Income	34,982	158,854
Interest on Loans and Bills Discounted	25,046	115,044
Interest and Dividends on Securities	9,069	42,651
Fees and Commissions	20,550	73,285
Trading Revenue	621	11,379
Other Operating Income	19,102	62,637
Other Income	27,276	125,818
Ordinary Expenses	**100,129**	**410,825**
Interest Expenses	12,168	52,246
Interest on Deposits	5,416	25,663
Fees and Commissions Paid	4,531	11,445
Trading Expenses	120	419
Other Operating Expenses	22,996	18,126
General and Administrative Expenses	32,763	138,590
Other Expenses	27,549	189,996
Ordinary Profits	**27,782**	**105,361**
Extraordinary Profits	**182**	**37,773**
Extraordinary Losses	**2,716**	**15,912**
Income before Income Taxes and Minority Interests	**25,248**	**127,222**
Provision for Income Taxes	793	6,310
Deferred Income Taxes	6,515	65,006
Minority Interests in Net Income	2,328	5,118
Net Income	**15,611**	**50,786**

<Note> Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(Banking Account) (yen in millions)

	1st Quarter FY2004	FY2003
Capital Surplus:		
Capital Surplus at Beginning of the Period	**125,802**	**227,350**
Increase of Capital Surplus	**289**	**1,645**
Conversion of Convertible Bonds and Notes	5	1,370
Gains on Disposal of Treasury Stocks	284	275
Decrease of Capital Surplus	—	**103,192**
Transfer to Retained Earnings	—	103,192
Capital Surplus at End of the Period	**126,092**	**125,802**
Retained Earnings:		
Retained Earnings at Beginning of the Period	**74,732**	**-85,676**
Increase of Retained Earnings	**15,611**	**165,687**
Net Income	15,611	50,786
Transfer from Capital Reserve	—	103,192
Transfer from Land Revaluation Reserve	—	11,707
Decrease of Retained Earnings	**7,326**	**5,278**
Dividend declared	7,326	5,278
Retained Earnings at End of the Period	**83,017**	**74,732**

<Note> Amounts less than one million yen are omitted.